UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Security Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

814131405

(CUSIP Number)

Brian D. Fitzgerald
c/o Capital Partners, Inc.
Three Pickwick Plaza, Suite 310
Greenwich, CT  06830
(203) 625-0770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,945

	8.	Shared Voting Power 4,983,361

	9.	Sole Dispositive Power 513,945

	10.	Shared Dispositive Power 4,983,361

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,497,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 82,453 ☒

13.	Percent of Class Represented by Amount in Row (11) 81.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS, Inc. #51-0315515

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 527,689

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 527,689

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,983,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Partners, Inc. #13-3109595

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CP Acquisition, L.P. No. 1 #51-0328383

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,455,672

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,455,672

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Partners, L.P. #06-1326750

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) PN

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

THIS STATEMENT CONSTITUTES AMENDMENT NO. 11 TO THE SCHEDULE 13D PREVIOUSLY FILED.

Item 1.	Security and Issuer

This Amendment No. 11 to Schedule 13D (originally filed on November 24, 1989 as subsequently amended) (this “Amendment No. 11”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Security Capital Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Three Pickwick Plaza, Suite 310, Greenwich, CT 06830.

Item 2.	Identity and Background

(a)           This Amendment No. 11 is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation (“FGS”), Capital Partners, Inc., a Connecticut corporation, CP Acquisition, L.P. No. 1, a Delaware limited partnership (“CP Acquisition”), and FGS Partners, L.P., a Connecticut limited partnership (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b) and (c) See Schedule A hereto.

(d) and (e)              During the past five years, no Reporting Person or any other person listed in Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) See Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration
No change in the information previously reported.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following paragraphs:

(a) - (j)    On January 14, 2004, the Issuer raised $30.0 million through the issuance of a senior subordinated promissory note, due September 30, 2008, in the principal amount of $30.0 million to a mezzanine lender (the “Financing”).  At a meeting of the Board of Directors of the Issuer (the “Board”) held on January 12, 2004, the Board approved the Financing and discussed various possible uses of the proceeds thereof.

In view of the various possible uses of the proceeds of the Financing discussed at the January 12, 2004 Board meeting, Brian D. Fitzgerald, the President, Chief Executive Officer and Chairman of the Board of the Issuer and the representative of the Reporting Persons, suggested that the Board consider authorizing the formation of a Special Committee consisting of independent members of the Board (the “Special Committee”).  The Special Committee would be responsible for reviewing the use of proceeds of the Financing, including possible strategic alternatives for the Issuer generally, some of which could involve a conflict of interest between the Reporting Persons and the unaffiliated stockholders of the Issuer.  The possible uses of proceeds and strategic alternatives discussed at the Board meeting included the following: (i) the purchase by the Issuer or one or more of its affiliates of some or all of the outstanding capital stock of the Issuer, either through open market or private purchases, a tender offer, a merger or other plan of recapitalization; (ii) an extraordinary dividend by the Issuer to provide liquidity to the stockholders of the Issuer; (iii) the buyback of capital stock of one or more of the subsidiaries of the Issuer currently held by members of management of the subsidiaries; and/or (iv) the funding of future acquisitions.  Following such discussion, the Board unanimously agreed that, if the Financing was consummated, the Special Committee would be formed for the purposes described above.

Mr. Fitzgerald, on behalf of the Reporting Persons, informed the Board that at this time the Reporting Persons are not interested in selling their controlling equity interest in the Issuer and do not intend to vote in favor of any transaction that would cause them to sell such controlling interest or that would cause the Issuer to dispose of any of its core assets.  The Reporting Persons have not made any offer or proposal to the Issuer with respect to any possible transaction, but reserve the right to do so in the future.

On January 14, 2004, the Financing closed, and the Special Committee was formed.  The Issuer issued a press release on January 15, 2004 announcing the closing of the Financing and the formation of the Special Committee and subsequently filed a Current Report on Form 8-K reporting such events.

Other than as described above or previously reported herein, none of the Reporting Persons nor any of the other persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the events listed in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) Number of shares of Class A Common Stock beneficially owned as of January 14, 2004 by each of the Reporting Persons and the other persons listed in Schedule A hereto:

Number of Shares of Class A Common Stock:

Brian D. Fitzgerald	5,497,306
FGS, Inc.	4,983,361
Capital Partners, Inc.	4,455,672
CP Acquisition, L.P. No. 1	4,455,672
FGS Partners, L.P.	4,455,672
A. George Gebauer	119,198
William R. Schlueter	38,000
Wendy E. Bolton	1,400

Percent of Class A Common Stock(1):

Brian D. Fitzgerald	81.2%
FGS, Inc.	77.3%
Capital Partners, Inc.	69.1%
CP Acquisition, L.P. No. 1	69.1%
FGS Partners, L.P.	69.1%
A. George Gebauer	1.8%
William R. Schlueter	(2)
Wendy E. Bolton	(2)

(b)           Number of shares of Class A Common Stock beneficially owned as of January 14, 2004 as to which the Reporting Persons and each of the other persons listed in Schedule A hereto have:

(i)            sole power to vote or direct the vote:

Reporting Person	Number of Shares
Brian D. Fitzgerald	513,945	(3) (4)
FGS, Inc.	527,689
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	4,455,672
FGS Partners, L.P.	0
A. George Gebauer	119,198	(5)
William R. Schlueter	38,000	(6)
Wendy E. Bolton	1,400	(7)

(1)           Based on 6,450,587 shares of Class A Common Stock issued and outstanding as of November 11, 2003 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2003).

(2)           Less than 1.0%.

(3)           Includes 320,000 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Mr. Fitzgerald pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(4)           Excludes 82,453 shares of Class A Common Stock owned by The Fitzgerald Trust, of which Mr. Fitzgerald’s brother is the trustee and Mr. Fitzgerald’s minor children are the sole beneficiaries, as to which beneficial ownership is disclaimed for all purposes.

(5)           Includes 30,000 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Mr. Gebauer pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(ii)           shared power to vote or direct the vote:

Reporting Person	Number of Shares
Brian D. Fitzgerald	4,983,361	(8)
FGS, Inc.	4,455,672	(9)
Capital Partners, Inc.	4,455,672	(8)
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	4,455,672	(8)
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0

(iii)          sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Brian D. Fitzgerald	513,945	(3) (4)
FGS, Inc.	527,689
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	4,455,672
FGS Partners, L.P.	0
A. George Gebauer	119,198	(5)
William R. Schlueter	38,000	(6)
Wendy E. Bolton	1,400	(7)

(iv)          shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Brian D. Fitzgerald	4,983,361	(8)
FGS, Inc.	4,455,672	(9)
Capital Partners, Inc.	4,455,672	(9)
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	4,455,672	(9)
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0

(6)           Includes 38,000 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Mr. Schlueter pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(7)           Includes 1,400 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Ms. Bolton pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(8)           Includes 4,455,672 shares of Class A Common Stock owned of record by CP Acquisition and 527,689 shares of Class A Common Stock owned of record by FGS.

(9)           Includes 4,455,672 shares of Class A Common Stock owned of record by CP Acquisition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock within the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above or previously reported herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended by adding the following exhibits:
(1) Joint Filing Agreement, dated as of January 16, 2004, among the Reporting Persons.

(2)           10%-16% Senior Subordinated Promissory Note, due September 30, 2008, issued by the Issuer in favor of J.H. Whitney Mezzanine Fund, L.P., in the amount of $30.0 million (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 16, 2004).

(3)           Securities Purchase Agreement, dated as of January 14, 2004, by and between the Issuer and J.H. Whitney Mezzanine Fund, L.P. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 16, 2004).

(4)           Press Release of the Issuer, dated January 15, 2004 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 16, 2004).

[Signature Page to Amendment No. 11 Follows]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: January 16, 2004

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald

FGS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

CAPITAL PARTNERS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

CP ACQUISITION, L.P. NO. 1
By: FGS, Inc.
Its: General Partner

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

FGS PARTNERS, L.P.
By: Capital Partners, Inc.
Its: General Partner

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

SCHEDULE A

FGS, Inc.

Three Pickwick Plaza, Suite 310

Greenwich, Connecticut  06830

Controlling Persons, Executive Officers and Directors of FGS, Inc., a Delaware corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	Vice President, Secretary & Director
Frank J. Sokol	-	Vice President

FGS, Inc. is a general partner of, and holds investments directly in, CP Acquisition L.P., No 1 and other Capital Partners-related entities.

Messrs. Fitzgerald and Gebauer are principally employed as officers of Capital Partners, Three Pickwick Plaza, Suite 310, Greenwich, Connecticut  06830.  Mr. Sokol is retired and resides at 85 Wood End Drive, Easton, CT  06612.  Except as disclosed in Item 5 of this Amendment 11, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

Capital Partners, Inc.

Three Pickwick Plaza, Suite 310

Greenwich, Connecticut  06830

Controlling Persons, Executive Officers and Directors of Capital Partners, Inc., a Connecticut corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	VP & Managing Director
William R. Schlueter	-	VP & Managing Director
Ryan D. Bell	-	Vice President
Wendy E. Bolton	-	Secretary

Capital Partners, Inc. is a general partner of various related investment partnerships and provides administrative services for all Capital Partners' investment activities.

Messrs. Fitzgerald, Gebauer, Schlueter, Bell and Bolton are principally employed as officers of Capital Partners, Three Pickwick Plaza, Suite 310, Greenwich, Connecticut  06830.  Except as disclosed in Item 5 of this Amendment 11, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

FGS Partners, L.P.

Three Pickwick Plaza, Suite 310

Greenwich, Connecticut  06830

FGS Partners, L.P. is a Connecticut limited partnership.

Executive Officers:	Brian D. Fitzgerald, President
General Partner:	Capital Partners, Inc.

FGS Partners, L.P. is a general partner of CP Acquisition, L.P. No 1 and other Capital Partners-related entities.  See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.

CP Acquisition, L.P. No. 1

Three Pickwick Plaza, Suite 310

Greenwich, Connecticut  06830

CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

Executive Officers:	Brian D. Fitzgerald, President
General Partners:	Capital Partners, Inc., FGS, Inc., FGS Partners, L.P.

CP Acquisition, L.P. No. 1 is the limited partnership which owns the Class A Common Stock of the Issuer. See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Three Pickwick Plaza, Suite 310

Greenwich, Connecticut  06830

See the description of Mr. Brian D. Fitzgerald under the description of FGS, Inc. above.

A. George Gebauer

c/o Capital Partners, Inc.

Three Pickwick Plaza, Suite 310

Greenwich, Connecticut  06830

See the description of Mr. A. George Gebauer under the description of FGS, Inc. and Capital Partners, Inc. above.

William R. Schlueter

c/o Capital Partners, Inc.

Three Pickwick Plaza, Suite 310

Greenwich, Connecticut  06830

See the description of Mr. William R. Schlueter under the description of Capital Partners, Inc. above.

Wendy E. Bolton

c/o Capital Partners, Inc.

Three Pickwick Plaza, Suite 310

Greenwich, Connecticut  06830

See the description of Ms. Wendy E. Bolton under the description of Capital Partners, Inc. above.